FAIRMOUNT BANCORP, INC.

8216 Philadelphia Road

Baltimore, MD 21237

March 29, 2013

Mr. John P. Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Fairmount Bancorp, Inc.
Form 10-Q for Fiscal Quarter Ended
December 31, 2012, filed February 13, 2013
File No. 000-53996

Dear Mr. Nolan:

Fairmount Bancorp, Inc. (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated March 21, 2013, regarding the above-referenced filing.

To facilitate your review of our response, we have included in this letter the captions and numbered comment from the Staff’s comment letter in bold and have provided our responses following your comments.

Notes to Consolidated Financial Statements (Unaudited)

Note 3. Securities, page 13

1.	We note the sale of your state and municipal securities portfolio in the three months ended December 31, 2012. We further note classification of these securities as available-for-sale in the narrative on page 14. From the table on page 13, it appears these were held-to-maturity at September 30, 2012. Please tell us the specific circumstances surrounding the sale of these securities and clarify your disclosure that these securities were classified as available-for-sale at the time of sale. Refer to ASC 320-10-25-6 through 18.

Response

In October 2012, a municipal bond pre-refunded and would be called in November 2013. The original maturity of the bond was 11/15/2020. Since the bond would be called at par in approximately twelve months, we determined that we were now near enough to the accelerated maturity that interest rate risk was substantially eliminated and any sale of this security between October 2012 and November 2013 would not taint the HTM portfolio in accordance with ASC

Mr. John P. Nolan

March 29, 2013

320-10-25-14. However, after experiencing such an acceleration of the maturity on this security, we deemed it necessary to reassess the entire HTM Municipal Portfolio in accordance with ASC 320-10-35-5 to determine if the classification of our Municipal Securities in HTM was still appropriately aligned with our Assets/Liability Management Strategy. We obtained pricing on our entire municipal portfolio to determine the potential gain that could be recognized if all of the municipal bonds were transferred to available-for-sale and subsequently sold. After quantifying the overall potential gain if we decided to transfer the bonds from the held-to-maturity category to the available-for-sale category and determining that it is more likely than not that we would not be allowed to hold them to the original maturity dates, these municipal bonds were transferred to available-for-sale securities and subsequently sold.

Although our intention had been to hold held-to-maturity securities until maturity, the pre-refunding and notice of call was an event that triggered our reassessment of the classification of our municipal holdings and we will classify future municipal purchases as available-for-sale.

We appreciate your comment and guidance regarding these disclosures. Please contact me if additional information is required.

Sincerely,

/s/ Jodi L. Beal

Jodi L. Beal
Chief Financial Officer